Mail Stop 3561

March 14, 2008

Mr. Deren Z. Smith, President & CEO
Source Direct Holdings, Inc.
4323 Commerce Circle
Idaho Falls, Idaho 83401

      Re: Source Direct Holdings, Inc.
              Form 10-KSB for the Fiscal Year Ended June 30, 2006
              File No. 333-69414

Dear Mr. Smith:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services